Exhibit 99.1

Foresight Received Notice of U.S. Patent Allowance for All Weather and Lighting Conditions Vision System

The allowed patent covers a multi-spectral system for providing pre-collision alerts that includes stereo data fusion and automatic calibration modules

Ness Ziona, Israel – July 22, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that it has received a notice of allowance from the U.S. Patent and Trademark Office for its patent application, number 16/960,452, for the company’s “multi-spectral vehicular system for providing pre-collision alerts.”

The patented technology involves a multi-spectral automotive vision system comprised of a pair of stereoscopic infrared sensors and a pair of stereoscopic visible-light sensors. The system includes a data fusion module that fuses received data from both infrared and visible-light channels to enable accurate obstacle detection and distance estimation. The fusion between the two stereoscopic channels also addresses corner-case scenarios, especially in harsh weather and lighting conditions, while reducing false alerts. The system’s automatic calibration module is designed to ensure that stereo cameras remain calibrated regardless of their configuration or position, in order to create accurate and continuous depth perception.

This patent serves as the underlying technology of the QuadSight® automotive vision system, one of the Company’s flagship products. Foresight’s four-camera vision system offers exceptional obstacle detection capabilities for semi-autonomous and autonomous vehicles. Through sensor fusion, QuadSight leverages reflected light from visible-light cameras with thermal energy captured by long-wave infrared cameras for robust, accurate object detection of any shape, form or material, in all weather and lighting conditions - including complete darkness, rain, haze, fog and glare.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the uses and benefits of its vision technology. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

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